August 23, 2024

Richard Coulombe
Chief Financial Officer
The Lion Electric Company
921 Chemin de la Riviere-du-Nord
Saint-Jerome (Quebec) J7Y5G2

       Re: The Lion Electric Company
           Form 40-F for the Year Ended December 31, 2023
           File No. 001-40387
Dear Richard Coulombe:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 40-F for the Year Ended December 31, 2023
Exhibit 99.3 Audited Financial Statements
Note 3.4 Revenue, page 9

1. We note your disclosure in the notes to the financial statements that your principal sources of revenue are the sale of all-electric medium and heavy-duty urban vehicles and that you also enter into sales contracts for other products including energy infrastructure, vehicle parts, and related services. We also note from your disclosure on page 23 of your MD&A section in Exhibit 99.2 that you describe the change in revenue each period by detailing the number of trucks and school buses sold each year (as well as by specific geography)
       and that changes in gross profit/loss in a period are affected by product mix. Please tell us how you have considered the requirements for disclosure of disaggregated revenue for categories such as school buses versus trucks as well as for sales of services and parts other than buses or trucks that have generated revenue. Please refer to the guidance in paragraph 114 of IFRS 15. See also paragraph 32 of IFRS 8.
 August 23, 2024
Page 2

Note 3.24 Provisions, Contingent Assets and Contingent Liabilities, page 20

2.     We note from your disclosure on page 41 of Exhibit 99.1 and page 77 of
Exhibit 99.2, that
       on November 1, 2023, a complaint was filed against the pre-Business Combination directors and officers of NGA, now a wholly-owned subsidiary of the Company, and
       Northern Genesis Sponsor, LLC, the sponsor of NGA   s special purpose
acquisition
       company merger with a wholly-owned subsidiary of the Company in May 2021 alleging,
       among other things, that the director and officer defendants and NGA   s
sponsor breached
       their fiduciary duties in connection with the Business Combination as well as a related claim for unjust enrichment as a result of the challenged Business Combination. We also note the disclosure in these sections that you consider the claims raised in the Complaint to be without merit and intend to defend against them vigorously and at this time, it is not possible to estimate potential losses, if any, related to the Complaint. Please revise the notes to the financial statements in future filings to include disclosure of the nature of this contingent liability as well as any other applicable contingent liabilities, and an estimate of its financial effect as prescribed by the guidance in paragraph 86 of IAS 37.


Exhibit 99.2 Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations
Cost of Sales, page 23

3. We note your disclosure that cost of sales amounted to $259.0 million for the year ended
       December 31, 2023, representing an increase of $106.2 million, compared to the year ended December 31, 2022. The increase was primarily due to increased sales volumes and higher production levels, increased fixed manufacturing and inventory management system costs related to the ramp-up of production capacity, higher raw material and commodity costs, and the impact of the inflationary environment. Please revise future filings to include quantification of each significant factor that contributed to the change in cost of sales.


Reconciliation of Adjusted Gross Profit (loss) and Adjusted Gross Margin, page
32

4. We note that you present Adjusted Gross Profit which includes an adjustment for the inventory write-down related to the delay of start of commercial production of LionA and
       LionM minibuses. Because this inventory adjustment relates to a management decision regarding production, it appears that it represents normal, recurring operating expenses which would not be an appropriate non-GAAP adjustment. Please advise or revise to remove this adjustment. See guidance in Question 100.01 of the SEC Staff s Compliance
       & Disclosure Interpretations on Non-GAAP Financial Measures. This would also apply to the inventory adjustment in your Adjusted EBITDA measure.
 August 23, 2024
Page 3

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Claire Erlanger at 202-551-3301 or Kevin Woody at 202-551-3629 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing